EXHIBIT 99.2

 Mogo Reports Fourth Quarter & Full-Year 2020 Financial Results

Q4 2020 Net member additions up over 50% from Q3 2020

FY 2020 Revenue of $44.2 million and Adjusted EBITDA of $11.6 million

Entered $2.5 trillion global payments market with closing of Carta acquisition

Announced strategic investment in Canada’s premier cryptocurrency platform

Entering the $4+ trillion Canadian wealth management industry with announced acquisition of leading saving and investing app, Moka Financial Technologies Inc.

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, March 23, 2021 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO)  (“Mogo” or the “Company”), a leading digital wallet and payments company, today announced its financial and operational results for the fourth quarter and full-year ended December 31, 2020.

“In 2020 and early 2021, we have taken strategic and financial steps that have fundamentally transformed the business and put us in an even stronger position to take advantage of accelerating adoption of digital wallets and financial health solutions,” said David Feller, Mogo’s Founder and CEO. “The strong growth in our fourth-quarter net member additions reflect the early results of these efforts, in particular the increase in bitcoin accounts and trading, as well as increased transaction activity on MogoCard. To accelerate our strategy, we have completed the recent acquisition of Carta, which enhances Mogo’s payments capability and gives us an important foothold in the fast-growing B2B payments market and have announced an investment in Coinsquare, Canada’s premier cryptocurrency company which positions us to further expand Mogo’s digital asset capabilities. With today’s announcement of our agreement to acquire Moka, we will greatly expand our product capabilities and total addressable market in the $4+ trillion wealth management industry. This will give us the most comprehensive consumer financial health app and digital wallet in Canada. Mogo has never been better positioned for growth across multiple product categories and geographies.”

“We have also transformed our balance sheet and financial position through a series of important steps over the past 12 months,” added Greg Feller, President and CFO of Mogo. “Since December 2020, we have raised close to $82 million in net new capital to support anticipated organic growth, as well as our acquisition strategy and strategic investments such as Carta and Coinsquare along with today’s announcement regarding our agreement to acquire Moka. These transactions help accelerate Mogo’s product roadmap and strategy as well as give us additional revenue scale, diversification, and position Mogo for accelerating subscription and services revenue growth in 2021 against a very favorable market backdrop for fintech.”

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Financial Highlights

•	Q4 2020 accelerating subscription and services revenue.
o	Subscription and services revenue of $4.6 million, up 8.4% sequentially from Q3 2020.
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Q4 2020 revenue was $10.0 million compared with $9.8 million in Q3 2020, driven by increased subscription and services revenue more than offsetting a decline in interest revenue due to the sale of a portion of our loan business in Q1 2020.

•	FY2020 record gross margin and EBITDA margin.
o	Gross profit margin of 80.2% in FY2020, up from 68.5% in FY2019.
o	FY2020 Adjusted EBITDA increased by 61% to $11.6 million (26.3% margin), from $7.2 million (12.0% margin) in 2019, driven primarily by a $10.0 million reduction in cash operating expenses.
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Total revenue was $44.2 million for 2020, compared with $59.8 million in 2019. The lower revenue in 2020 reflects the sale of a portion of Mogo’s loan portfolio in 2020 along with intentionally reduced lending activities and growth investments during Q2 in light of COVID-19.

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Q4 2020 net loss improved to $2.8 million, compared to a loss of $6.2 million in Q4 2019. The improvement is driven by the reduction in operating expenses and reduced cash interest expense. Net loss and comprehensive loss was $13.4 million in the twelve months ended December 31, 2020, compared to $10.8 million in the twelve months ended December 31, 2019.

Balance Sheet Highlights

•	Significantly strengthened balance sheet to pursue organic and acquisitive growth.
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At year end, the Company had approximately $30.6 million in combined cash and investment portfolio (up from $27.8 million at the end of Q3 2020), not including the proceeds from financing activity in Q1 2021.

o	Between December 2020 and February 2021, Mogo raised a total of approximately $81.6 million of net cash proceeds.
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Subsequent to year end, completed early conversion of convertible debentures with an aggregate principal amount outstanding of $8.7 million as at December 31, 2020, resulting in reduced interest expense going forward.

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In December 2020, announced plans to make an initial corporate investment of up to $1.5 million in bitcoin, representing approximately 1.5% of Mogo’s total assets as of the end of 2020. To date we have acquired approximately 18 bitcoins at an average purchase price of $42,079 (US$33,083) per bitcoin. This initial financial investment builds on Mogo’s significant product development related investments in bitcoin over the last several years, including MogoCrypto & the bitcoin rewards program along with its announced strategic investment in Coinsquare, Canada’s premier cryptocurrency company.

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Business & Operations Highlights

•	Net member additions increased by more than 50% in Q4 2020 relative to Q3 2020 and total members reached 1,126,000 members at year end, an increase of approximately 15% from year-end 2019.
•	Mogo bitcoin accounts increased 94% year over year.
•	Announced that MogoCard now supports Apple Pay®, Google Pay™ and Samsung Pay.
•	Launched bitcoin rewards program which enables active members to receive bitcoin rewards based on account activation, funding, and improving their credit score.

Strategic Initiatives & Subsequent Events

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In January 2021, closed the acquisition of Carta Solutions Holding Corporation (“Carta”), a leader in digital payment solutions. The acquisition adds a next generation business to business payments platform and significantly expands Mogo’s total addressable market.

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In February 2021, announced strategic investment in Coinsquare Ltd., Canada’s leading digital asset trading platform. On closing, Mogo will acquire 19.99% ownership of Coinsquare’s outstanding common shares, with rights to increase ownership to over 40% at a pre-determined valuation.

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Concurrent with its Q4 2020 results, Mogo announced the proposed all-stock acquisition of Moka Financial Technologies Inc. (“Moka”), one of Canada's leading saving and investing apps. The acquisition will move Mogo into the $4+ trillion Canadian wealth management Industry and add over 500,000 additional members to Mogo’s existing 1.2 million members.

Financial Outlook

2020 was a transformational year for Mogo’s business and financial position. Based on the strong underlying profitability of our model along with the substantial growth opportunities we see across our core businesses, we expect to continue increasing our growth investments to drive accelerating member and revenue growth in 2021.  Specifically, we expect:

•	Continued increase in net Mogo member additions in 2021;
•	Accelerated growth in subscription and services revenue in 2021; and
•	Year-over-year growth of 80% to 100% in subscription and services revenue in Q4 2021 as compared to Q4 2020.

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1 For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended December 31, 2020.

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Conference Call & Webcast

Mogo will host a conference call to discuss its Q4 2020 financial results at 5:00 p.m. EDT on March 23, 2021. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (833) 968-2206 or (778) 560-2782 (International). The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted EBITDA, adjusted cash net loss and cash operating expenses, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the year ended December 31, 2020 for a reconciliation of these non-IFRS financial measures to the nearest IFRS measures which is available at www.sedar.com and at www.sec.gov.

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding the continued increase in net Mogo member additions and accelerated growth in subscription and services revenue in 2021, completion of the investment in Coinsquare and completion of the acquisition of Moka. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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